Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

March 15, 2012

VIA EDGAR AND EMAIL

Peggy Kim, Esq.

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:                             FBL Financial Group, Inc.

Schedule TO-I

Filed February 28, 2012

File No. 5-50132

Dear Ms. Kim:

On behalf of our client, FBL Financial Group, Inc., an Iowa corporation (the “Company”), set forth below is a supplemental response, based on our conversation on March 14, 2012, to comment number one contained in your letter dated March 6, 2012 (the “Comment Letter”) regarding the Schedule TO-I filed by the Company on February 28, 2012 (the “Schedule TO”).  For the convenience of the staff (the “Staff”) of the Securities and Exchange Commission, we have reproduced the text of the Staff’s comment number one in italics below.  Capitalized terms used but not defined herein have the meanings given to them in the Schedule TO.

The Company is filing, via EDGAR submission, Amendment No. 2 to the Schedule TO concurrently with the submission of this response letter.

Offer to Purchase

1.                                      Please advise as to the applicability of the all-holders rule in Rule 13e-4(f)(8)(i) to the Repurchase Agreement with IFBF, which owns 52% of the shares outstanding.  One purpose of the all-holders requirement is to assure the fair and equal treatment of all holders of the class of securities that is the subject of a tender offer.  Refer to SEC Release 33-6653 (July 11, 1986).  It appears that pursuant to the concurrent Repurchase Agreement, IFBF will avoid proration in the event that the tender offer is oversubscribed and will have up to one million of its shares repurchased at the tender offer price, conditioned on FBL purchasing shares in the tender offer.

Response:  As discussed in our conversation on March 14, 2012, in response to the Staff’s comment, the Company has amended page 5 of the Offer to Purchase to add the following disclosure as a separate paragraph after the fourth paragraph of Section 1 (“Number of Shares; Purchase Price; Proration”):

Management of the Company, the Special Committee and the Company’s Board of Directors determined that it was advisable and in the best interests of the Company to enter into the Repurchase Agreement with IFBF, rather than have IFBF participate in the Offer, for the following reasons.  First, the terms of the Repurchase Agreement provide that IFBF agrees to sell Shares pursuant to the Repurchase Agreement at the Purchase Price.  Accordingly, by not participating in the Offer, IFBF will not affect the determination of the Purchase Price, but such Purchase Price instead will be determined by the public shareholders of the Company without any influence by IFBF.  Had IFBF participated in the Offer via a Purchase Price tender instead of agreeing to sell its Shares at the Purchase Price pursuant to the terms of the Repurchase Agreement, the Company believes that it is likely that the Purchase Price would have been lower than the Purchase Price that would have otherwise been determined pursuant to the Offer.  The Company believes this to be the case because if IFBF were to tender a significant number of Shares pursuant to Purchase Price tenders, such Shares would be deemed to have been tendered at a price of $33.00 per Share, the minimum price per Share pursuant to the Offer.  Second, representatives of IFBF informed the Company that IFBF desired to increase IFBF’s relative ownership percentage in connection with the Share repurchase transactions and that IFBF desired to have relative certainty regarding its ownership percentage of the outstanding Shares following the Share repurchase transactions.  Accordingly, after consultation with the Company’s legal and financial advisors, the Company’s management, the Special Committee and the Company’s Board of Directors determined that a reasonable approach to provide IFBF with relative certainty regarding its ownership percentage following the Share repurchase transactions was to enter into the Repurchase Agreement because it would allow IFBF to sell 1,000,000 Shares to the Company, assuming the Offer is fully subscribed, and if the Offer is not fully subscribed, such 1,000,000 Shares will be subject to proration under the terms of the Repurchase Agreement.  Had IFBF instead participated in the Offer, IFBF would not have been able to have relative certainty regarding its ownership percentage in the Company following the Offer.

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If you have any questions or require any further information with regard to the foregoing, please in the first instance contact the undersigned by phone at (212) 735-3714.

Very truly yours,

/s/ Todd E. Freed
Todd E. Freed

cc:                                James P. Brannen (FBL Financial Group, Inc.)

David A. McNeill (FBL Financial Group, Inc.)

Richard J. Grossman (Skadden, Arps, Slate, Meagher & Flom LLP)